    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                            SYNOVUS FINANCIAL CORP.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                      GEORGIA                                              58-1134883
          (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                             Identification No.)

                          ONE ARSENAL PLACE, SUITE 301
                                901 FRONT AVENUE
                            COLUMBUS, GEORGIA 31901
                                 (706) 644-1930
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                KATHLEEN MOATES
                           SENIOR VICE PRESIDENT AND
                         SENIOR DEPUTY GENERAL COUNSEL
                            SYNOVUS FINANCIAL CORP.
                          ONE ARSENAL PLACE, SUITE 202
                                901 FRONT AVENUE
                            COLUMBUS, GEORGIA 31901
                                 (706) 649-4818
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              COPIES REQUESTED TO:

                  MARY A. BERNARD                                    B. ANDREW PICKENS, JR.
                  KING & SPALDING                                    MOORE & VAN ALLEN PLLC
            1185 AVENUE OF THE AMERICAS                         100 N. TRYON STREET, SUITE 4700
              NEW YORK, NEW YORK 10036                          CHARLOTTE, NORTH CAROLINA 28202
                   (212) 556-2100                                        (704) 331-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED               PROPOSED
                                              AMOUNT                MAXIMUM                MAXIMUM               AMOUNT OF
       TITLE OF EACH CLASS OF                 TO BE              OFFERING PRICE           AGGREGATE             REGISTRATION
     SECURITIES TO BE REGISTERED            REGISTERED            PER UNIT(1)         OFFERING PRICE(1)             FEE
---------------------------------------------------------------------------------------------------------------------------------
    % Senior Notes Due 2005..........      $200,000,000               100%               $200,000,000             $52,800
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457 under the Securities Act of 1933, solely for the purpose of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to completion, dated November 9, 2000

Prospectus
December   , 2000

                                  $200,000,000
                            SYNOVUS FINANCIAL CORP.
                                % SENIOR NOTES DUE 2005
                             ---------------------

SYNOVUS FINANCIAL CORP.

- We are a financial services company. We offer a broad range of commercial banking services as well as transaction processing for credit, debit, commercial, stored value and private label cards.

- Synovus Financial Corp.
  One Arsenal Place, Suite 301
  901 Front Avenue
  Columbus, Georgia 31901
  (706) 644-1930

THE OFFERING

- Use of Proceeds: We intend to use the net proceeds from this offering to repay borrowings outstanding under our credit facility and for general corporate purposes.

- Closing: The senior notes will be ready for delivery on or about December   ,
  2000.

THE NOTES

- Maturity:           , 2005.

- Interest Payments: Semi-annually on
                        and                       , and                       of
  each year beginning            , 2001.

- Redemption: The senior notes may not be redeemed prior to maturity.

- Repurchase: If we cease to own more than 50% of the voting stock of Total System Services, Inc., we must offer to repurchase the senior notes at the repurchase price set forth in this prospectus.

- Ranking: The senior notes will be our direct unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

- Trading: The senior notes will not be listed on any securities exchange or included in any automated quotation system.

                             ---------------------

                                                             PER NOTE       TOTAL
                                                             --------      --------
Public offering price(1).................................           %      $
Underwriting discount....................................           %      $
Proceeds, before expenses, to us.........................           %      $

---------------
(1) Plus accrued interest from December   , 2000, if settlement occurs after
    that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The senior notes will be our unsecured obligations, will not be savings accounts, deposits or other obligations of ours or any of our subsidiaries and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.
                             ---------------------
BANC OF AMERICA SECURITIES LLC
                   GOLDMAN, SACHS & CO.
                                     THE ROBINSON-HUMPHREY COMPANY
                                                 SALOMON SMITH BARNEY

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION OR TO MAKE ANY ADDITIONAL REPRESENTATIONS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS

About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
Forward-Looking Statements..................................    3
Synovus Financial Corp......................................    4
Use of Proceeds.............................................    5
Ratio of Earnings to Fixed Charges..........................    6
Capitalization..............................................    7
Selected Financial Data.....................................    8
Certain Regulatory Considerations...........................   10
Description of the Senior Notes.............................   15
Underwriting................................................   22
Legal Matters...............................................   23
Experts.....................................................   23

                             ABOUT THIS PROSPECTUS

     This prospectus is a part of a registration statement that we filed with the SEC. Under the registration statement, we may sell up to a total principal
amount of $200,000,000 of our      % Senior Notes Due 2005. This prospectus
provides you with a description of the senior notes. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

     - Annual Report on Form 10-K for the year ended December 31, 1999;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and

     - Current Reports on Form 8-K dated January 12, 2000, May 31, 2000, July 5, 2000, August 9, 2000 and October 19, 2000.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

        Synovus Financial Corp.
        One Arsenal Place, Suite 301
        901 Front Avenue
        Columbus, Georgia 31901
        (706) 644-1930
        Attention:  G. Sanders Griffith, III
                    Senior Executive Vice President,
                    General Counsel and Secretary

     We have also filed a registration statement (No. 333-      ) with the SEC
relating to the senior notes. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the senior notes. The registration statement may contain additional information that may be important to you.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. We may also make forward-looking statements in reports filed with the SEC that we incorporate by reference in this prospectus. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," estimates" or similar expressions. These statements are based on beliefs and assumptions of our management, and on information currently available to our management.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. With respect to forward-looking statements contained or incorporated by reference in this prospectus, we have made assumptions regarding, among other things:

     - expected trends in credit quality;

     - expected loan delinquency rates;

     - our ability to integrate the sales efforts of our traditional bankers and trust, brokerage, insurance and private banking team members;

     - the ability of Total System Services, Inc., which we refer to as Total System, to expand its business domestically and internationally and to continue to successfully develop and market its products;

     - expected increases in bank operation expenses;

     - the impact of increasing competition and consolidation within the banking industry; and

     - general economic conditions.

     We cannot assure you that our assumptions are correct. Forward-looking statements contained or incorporated by reference in this prospectus are also subject to risks and uncertainties. These include, but are not limited to, the following:

     - competitive pressures arising from aggressive competition from other lenders;

     - the current strength of the U.S. economy and the strength of the local economies in which we conduct operations;

     - the effects of and changes in trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve;

     - changes in the cost and availability of funding due to changes in the deposit and credit markets or the way we are perceived in these markets;

     - changes in prevailing interest rates;

     - the timely development and acceptance of new products and services and perceived overall value of these products and services by customers;

     - changes in consumer spending, borrowing and saving habits;

     - technological changes are more difficult or expensive than anticipated;

     - our ability to identify, complete and integrate acquisitions successfully;

     - our ability to increase market share and control our expenses;

     - the effect of changes in laws and regulations, including laws and regulations concerning taxes, banking, securities and insurance, applicable to us;

     - the effect of changes in accounting policies and practices by regulatory agencies, the Financial Accounting Standards Board or other authoritative bodies;

     - changes in our organization, compensation and benefit plans; and

     - the cost of litigation in which we are involved and the ultimate resolution of that litigation.

     We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statement, which are based on current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

                            SYNOVUS FINANCIAL CORP.

GENERAL

     We are a financial services company and a registered bank holding company. We conduct a broad range of financial services through our banking and non-banking subsidiaries at more than 200 locations. As of September 30, 2000, we had approximately 10,503 employees. We operate in two business segments:

     - banking operations, which primarily involve commercial banking activities, retail banking, trust services, mortgage banking, securities brokerage and insurance services, and

     - transaction processing, which includes credit, debit, commercial, stored value and private label card processing and related services and debt collection and bankruptcy management services.

As of September 30, 2000 we had total assets of $14.1 billion and total shareholders' equity of $1.3 billion.

     Under the longstanding policy of the Federal Reserve, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support these banks. As a result of this policy, we may be required to commit resources to our subsidiary banks in circumstances where we might not otherwise do so.

BANKING OPERATIONS

     We currently have 39 wholly owned first and second tier banking subsidiaries located in four states, which we refer to as the bank subsidiaries. Of the 39 bank subsidiaries,

     - 25 are located in Georgia and accounted for 58.01% of revenues attributable to banking operations for the nine months ended September 30, 2000,

     - seven are located in Alabama and accounted for 15.50% of revenues attributable to banking operations for the nine months ended September 30, 2000,

     - one is located in South Carolina and accounted for 13.83% of revenues attributable to banking operations for the nine months ended September 30, 2000,

     - five are located in Florida and accounted for 7.24% of revenues attributable to banking operations for the nine months ended September 30, 2000, and

     - pointpathbank, N.A., our internet bank which specializes in stored value card and gift card products, is expected to commence operations by the end of 2000.

     The bank subsidiaries offer commercial banking services, including commercial, financial, agricultural and real estate loans, and retail banking services, including accepting customary types of demand and savings deposits, making individual, consumer, installment, first mortgage and second mortgage loans, offering money transfers, safe deposit services, trust, investment, IRA, Keogh and corporate employee benefit and other fiduciary services, leasing services, automated banking, automated fund transfers and bank credit card services, including MasterCard and Visa services.

     Our non-bank subsidiaries are:

     - Synovus Securities, Inc.(R), Columbus, Georgia, which specializes in professional portfolio management for fixed-income securities, executing securities transactions as a broker/dealer and providing individual investment advice on equity and other securities;

     - Synovus Trust Company(R), Columbus, Georgia, one of the southeast's largest providers of trust services;

     - Synovus Mortgage Corp.(R), Birmingham, Alabama, which offers mortgage services; and

     - Synovus Insurance Services, Columbus, Georgia, which offers insurance agency services.

     In addition, we operate our commercial leasing services through Synovus Leasing Company, a non-subsidiary affiliate which is located in Columbus, Georgia.

TRANSACTION PROCESSING

     Established in 1983 as an outgrowth of an on-line accounting and bankcard data processing system developed for one of our subsidiaries, Total System is now one of the world's leading information technology processors of data, transactions and payments for domestic and international issuers of credit, debit, commercial, stored value and private label cards. Total System is based in Columbus, Georgia, and traded on the New York Stock Exchange under the symbol "TSS." Total System provides an electronic link between buyers and sellers with a comprehensive on-line system of data processing services marketed as THE TOTAL SYSTEM(R) with more than 186 million cardholder accounts on file as of September 30, 2000. Total System provides card production, statement preparation, electronic commerce services, portfolio management services, account acquisition, credit evaluation, risk management, debt collection and bankruptcy management services and customer service to clients. We own 80.8% of Total System through our wholly-owned subsidiary, Columbus Bank and Trust Company, which we refer to as CB&T.

                                USE OF PROCEEDS

     The net proceeds to us from this offering are estimated to be approximately
$            . We will use a portion of the net proceeds from this offering to repay all borrowings outstanding under our credit facility with Bank of America, N.A. As of September 30, 2000, we had borrowings aggregating $33 million outstanding under our credit facility, which bore interest at a weighted average interest rate equal to 6.97% per annum. We entered into our credit facility in 1993, which is renewed automatically each year for a one-year term unless otherwise terminated. We used the borrowings outstanding under our credit facility for working capital purposes.

     We will use the balance of the net proceeds from this offering for general corporate purposes. These purposes may include the following:

     - repayment of long-term debt;

     - repayment of short-term debt, including commercial paper;

     - investments at the holding company level;

     - investments in, or extensions of credit to, our banking and other subsidiaries and other banks and financial services companies; and

     - possible acquisitions.

     Until we use the net proceeds we may temporarily invest the net proceeds in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of earnings to fixed charges of our company, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

     - income before income taxes plus minority interest in subsidiaries' net income plus fixed charges, by

     - fixed charges.

     Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, and one-third of net rental expense which has been deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed.

                                                                                         NINE MONTHS
                                                                                            ENDED
                                                       YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                -------------------------------------   -------------
                                                1995    1996    1997    1998    1999    1999    2000
                                                -----   -----   -----   -----   -----   -----   -----
Including interest on deposits................  1.75x   1.73x   1.79x   1.86x   1.87x   1.87x   1.73x
Excluding interest on deposits................  7.54x   6.84x   6.81x   7.95x   5.22x   5.51x   3.68x

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and capitalization of our company at September 30, 2000, and as adjusted to give effect to this offering and the application of the net proceeds from this offering. See "Use of Proceeds." The following information should be read in conjunction with the Selected Financial Data in this prospectus as well as the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus.

                                                               SEPTEMBER 30, 2000
                                                              ---------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              --------     --------
                                                                  (IN MILLIONS)
SHORT-TERM DEBT AND CURRENT MATURITIES OF LONG-TERM
  DEBT(1)...................................................  $1,338.4     $1,305.3
                                                              --------     --------
LONG-TERM DEBT:
  Other (less current maturities)...........................  $    1.6     $    1.6
  Senior notes offered hereby...............................        --        200.0
  6 1/8% Senior Notes Due 2003..............................      75.0         75.0
  Various FHLB advances due through 2009....................     557.7        557.7
                                                              --------     --------
          Total long-term debt..............................  $  634.3     $  834.3
                                                              --------     --------
STOCKHOLDERS' EQUITY:
  Common stock, par value $1.00 per share -- authorized
     600,000,000 shares, issued 284,354,240 shares, and
     outstanding 284,178,976 shares.........................  $  284.4     $  284.4
  Surplus...................................................     100.4        100.4
  Less treasury stock (175,264 shares)......................      (1.3)        (1.3)
  Less unamortized restricted stock.........................      (0.7)        (0.7)
  Accumulated other comprehensive loss......................     (16.3)       (16.3)
  Retained earnings.........................................     977.0        977.0
                                                              --------     --------
          Total shareholders' equity........................   1,343.5      1,343.5
                                                              --------     --------
          Total capitalization..............................  $3,316.2     $3,483.1
                                                              ========     ========

---------------

(1) Includes amount currently outstanding under our credit facility.

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data for and as of the years ended December 31, 1995 through 1999 are derived in part from our consolidated financial statements for those years, which have been audited by KPMG LLP, independent accountants. The following selected consolidated financial data for and as of the nine months ended September 30, 1999 and 2000 have been derived in part from our unaudited consolidated financial statements and, in our opinion, reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for those periods. The following information should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus.

                                                                                                             NINE MONTHS
                                                         YEAR ENDED DECEMBER 31,                         ENDED SEPTEMBER 30,
                                      --------------------------------------------------------------   ------------------------
                                         1995       1996(2)        1997         1998         1999         1999          2000
                                      ----------   ----------   ----------   ----------   ----------   -----------   ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
    Total revenues(1)...............  $  702,412   $  821,793   $  927,398   $1,035,979   $1,251,857   $   911,430   $1,029,199
    Net interest income.............     352,355      386,350      425,920      455,065      513,294       376,998      418,790
    Provision for losses on loans...      26,841       32,411       32,485       26,882       34,007        25,343       33,245
    Non-interest income.............     350,057      435,443      501,412      582,213      739,765       535,306      610,478
    Non-interest expense............     460,367      563,496      627,834      706,371      869,737       636,601      701,390
    Net income......................     118,338      144,174      170,829      196,465      225,307       162,051      187,875
PER SHARE DATA:
    Net income -- basic.............        0.45         0.54         0.63         0.72         0.80          0.58         0.66
    Net income -- diluted...........        0.44         0.53         0.63         0.71         0.80          0.57         0.66
    Cash dividends declared.........        0.16         0.19         0.24         0.29         0.36          0.27         0.33
    Book value......................        2.68         3.02         3.50         3.99         4.35          4.24         4.73
BALANCE SHEET DATA:
    Investment securities...........   1,527,039    1,685,672    1,702,681    1,877,473    1,993,957     1,992,239    2,044,151
    Loans, net of unearned income...   5,620,384    6,188,882    6,752,154    7,603,605    9,068,239     8,599,672   10,454,999
    Deposits........................   6,900,943    7,395,732    7,928,211    8,797,412    9,440,087     9,275,346   10,423,641
    Long-term debt..................     109,299      100,415      131,492      131,802      318,620       228,790      667,387
    Shareholders' equity............     718,408      812,296      937,222    1,111,917    1,226,669     1,185,845    1,343,541
    Average total shareholders'
      equity........................     662,458      757,302      865,232    1,013,334    1,165,426     1,153,361    1,282,784
    Average total assets............   7,692,029    8,355,951    9,067,237    9,827,925   11,438,696    11,186,174   13,211,710
PERFORMANCE RATIOS AND OTHER
  DATA:
    Return on average assets........        1.54%        1.73%        1.88%        2.00%        1.97%         1.94%        1.90%
    Return on average equity........       17.86        19.04        19.74        19.39        19.33         18.79        19.56
    Net interest margin.............        5.15         5.19         5.28         5.23         5.07          5.09         4.76
    Efficiency ratio(3).............       60.95        58.36        56.45        58.01        58.15         58.32        56.67
    Dividend payout ratio(4)........       36.69        36.62        38.10        41.52        43.78         45.21        50.08
    Average shareholders' equity to
      average assets................        8.61         9.06         9.54        10.31        10.19         10.31         9.71
ASSET QUALITY RATIOS:
    Nonaccrual loans to loans.......        0.40%        0.40%        0.27%        0.27%        0.29%         0.31%        0.47%
    Nonperforming assets to loans
      and foreclosed properties.....        0.66         0.60         0.43         0.40         0.38          0.41         0.53
    Net charge-offs to average
      loans.........................        0.38         0.32         0.37         0.35         0.29          0.29         0.23
    Provision for loan losses to
      average loans.................        0.49         0.54         0.50         0.38         0.41          0.32         0.34
    Allowance to loans..............        1.49         1.57         1.57         1.50         1.41          1.43         1.38
    Allowance to nonaccrual loans...      368.63       394.28       577.50       549.76       478.25        465.67       319.06
    Allowance to nonperforming
      assets........................      225.07       261.73       359.39       371.16       368.22        347.23       259.97
LIQUIDITY AND CAPITAL RATIOS:
    Loan to deposit.................       81.44%       83.68%       85.17%       86.43%       96.06%        92.72%      100.30%
    Equity to assets................        8.83         9.18         9.83        10.28         9.78          9.90         9.53
    Tangible equity to tangible
      assets........................        8.36         8.72         9.46         9.98         9.49          9.61         9.29
    Tier 1 capital..................       11.36        11.76        12.41        12.73        12.51         12.43        11.60
    Total capital...................       12.66        13.05        13.69        14.00        13.77         13.70        12.81
    Leverage........................        9.05         9.61        10.09        10.82        10.52         10.52        10.19

---------------

(1) Consists of net interest income and non-interest income, excluding securities gains (losses).
(2) The selected financial data for 1996 reflects the impact of a special assessment by the Federal Deposit Insurance Corporation, which we refer to as the FDIC. Without the special assessment, net income would have been $146,970,000 and diluted net income per share would have been $.57.
(3) For the banking operations segment.
(4) Determined by dividing dividends declared (excluding pooled subsidiaries) by consolidated net income.

                       CERTAIN REGULATORY CONSIDERATIONS

     Bank holding companies and banks are regulated extensively under federal and state law. In addition, our non-bank subsidiaries are also subject to regulation under federal and state law. The following discussion sets forth some elements of the comprehensive regulatory framework applicable to us and our bank subsidiaries. Federal and state regulation of bank holding companies and banks are intended primarily for the protection of depositors rather than the holders of the senior notes. See "Where You Can Find More Information."

GENERAL

     As a bank holding company, we are subject to the regulation and supervision of the Federal Reserve. Our bank subsidiaries that are chartered as national banking associations are subject to regulation, supervision and examination primarily by the Office of the Comptroller of the Currency, which we refer to as the OCC, and, secondarily, by the FDIC and the Federal Reserve. Our state-chartered bank subsidiaries are primarily regulated, supervised and examined by the FDIC and, in addition, are regulated and examined by their respective state banking departments.

     Numerous other federal and state laws, as well as regulations promulgated by the Federal Reserve, the state banking regulators, the OCC and the FDIC govern almost all aspects of the operations of the bank subsidiaries.

DIVIDENDS

     Under the laws of the State of Georgia, we may declare and pay dividends to our shareholders in cash or property unless the payment or declaration would be contrary to restrictions contained in our Articles of Incorporation or, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. We are also subject to regulatory capital restrictions that limit the amount of cash dividends that we may pay. Additionally, we are subject to contractual restrictions that limit the amount of cash dividends we may pay.

     The primary sources of funds for our payment of dividends are dividends and fees to us from our banking and non-banking affiliates. Various federal and state statutory provisions and regulations limit the amount of dividends that our bank subsidiaries may pay to us. Under the regulations of the Georgia Banking Department, a Georgia bank must have approval of the Georgia Banking Department to pay cash dividends if, at the time of such payment:

     - the ratio of Tier 1 capital to adjusted total assets is less than 6%;

     - the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50% of its net profits, after taxes but before dividends, for the previous calendar year; or

     - its total classified assets in its most recent regulatory examination exceeded 80% of its Tier 1 capital plus allowance for loan losses, as reflected in such examination.

     In general, the approval of the Alabama Banking Department or the Florida Banking Department is required if the total of all dividends declared by an Alabama or Florida bank, as the case may be, in any year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. In addition, the approval of the OCC is required for a national bank to pay dividends in excess of the bank's retained net income for the current year plus retained net income for the preceding two years.

     Some of our bank subsidiaries have in the past been required to secure prior regulatory approval for the payment of dividends to us in excess of regulatory limits and may be required to seek approval for the payment of dividends to us in excess of those limits in the future. If prior regulatory approvals are sought, we cannot assure you that any such regulatory approvals will be granted.

     Federal and state banking regulations applicable to us and our bank subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends. Our objective is to pay out at least one-third of prior year's earnings in cash dividends to our shareholders.

     We and our predecessors have paid cash dividends on our common stock in every year since 1891. Under restrictions imposed under federal and state laws, our bank subsidiaries could declare aggregate dividends to us of approximately $109.7 million during 2000 without obtaining regulatory approval.

CAPITAL REQUIREMENTS

     We must comply with the capital adequacy standards established by the Federal Reserve and our bank subsidiaries must comply with similar capital adequacy standards established by the OCC and FDIC, as applicable. There are two basic measures of capital adequacy for bank holding companies and their banking subsidiaries that have been promulgated by the Federal Reserve, the FDIC and the
OCC: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company or a bank to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio of total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of total capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets, referred to as Tier 1 Capital. The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves, referred to as Tier 2 Capital. The Federal Reserve also requires certain bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained under these provisions may consist of new Tier 3 Capital consisting of certain short-term subordinated debt. In addition, the Federal Reserve has issued a policy statement under which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

     The Federal Reserve has also established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of Tier 1 Capital to average assets, less goodwill and some other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 4.0%. Bank holding companies are expected to maintain higher-than-minimum capital ratios if they have supervisory, financial, operational, or managerial weaknesses, or if they are anticipating or experiencing significant growth. We have not been advised by the Federal Reserve of any specific minimum leverage ratio applicable to us.

     At September 30, 2000, our total capital ratio was 12.81%, our Tier 1 Capital ratio was 11.6% and our Tier 1 leverage ratio was 10.19%. Each of these ratios exceeds the current requirements under the Federal Reserve's capital guidelines.

     Each of our bank subsidiaries is subject to similar risk-based and leverage capital requirements adopted by its applicable federal banking agency, and each was in compliance with the applicable minimum capital requirements as of September 30, 2000.

     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "Prompt Corrective Action" below.

COMMITMENTS TO SUBSIDIARY BANKS

     Under the Federal Reserve's policy, we are expected to act as a source of financial strength to our bank subsidiaries and to commit resources to support our bank subsidiaries in circumstances when we might not do so absent this policy. In addition, any capital loans by us to any of our bank subsidiaries would also be subordinate in right of payment to depositors and to certain other indebtedness of that bank.

     In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, the Federal Deposit Insurance Act provides that any financial institution whose deposits are insured by the FDIC generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled financial institution.

PROMPT CORRECTIVE ACTION

     The Federal Deposit Insurance Corporation Improvement Act of 1991, which we refer to as the FDIC Improvement Act, establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators must rate supervised institutions on the basis of five capital categories as described below. The federal banking regulators also must take mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDIC Improvement Act requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Pursuant to the FDIC Improvement Act, the Federal Reserve, the FDIC, the OCC and the Office of Thrift Supervision have regulations setting forth a five-tier scheme for measuring the capital adequacy of the financial institutions they supervise. Under the regulations, an institution would be placed in one of the following capital categories:

     - well capitalized, which is an institution that has a total capital ratio of at least 10%, a Tier 1 Capital ratio of at least 6% and a Tier 1 leverage ratio of at least 5%;

     - adequately capitalized, which is an institution that has a total capital ratio of at least 8%, a Tier 1 Capital ratio of at least 4% and a Tier 1 leverage ratio of at least 4%;

     - undercapitalized, which is an institution that has a total capital ratio of under 8%, a Tier 1 Capital ratio of under 4% or a Tier 1 leverage ratio of under 4%;

     - significantly undercapitalized, which is an institution that has a total capital ratio of under 6%, a Tier 1 Capital ratio of under 3% or a Tier 1 leverage ratio of under 3%; and

     - critically undercapitalized, which is an institution whose tangible equity is not greater than 2% of total tangible assets.

     The regulations permit the appropriate federal banking regulator to downgrade an institution to the next lower category if the regulator determines
(1) after notice and opportunity for hearing or response, that the institution is in an unsafe or unsound condition or (2) that the institution has received and not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings or liquidity in its most recent examination. Supervisory actions by the appropriate federal banking regulator depend upon an institution's classification within the five categories. We believe that we and our bank subsidiaries have the requisite capital levels to qualify as well capitalized institutions under the FDIC Improvement Act regulations.

     The FDIC Improvement Act generally prohibits a depository institution from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent bank subsidiaries. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

SAFETY AND SOUNDNESS STANDARDS

     The Federal Deposit Insurance Act, as amended by the FDIC Improvement Act and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards under the FDIC Improvement Act. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the prompt correction action provisions of the FDIC Improvement Act. See "Prompt Corrective Action" above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

DEPOSITOR PREFERENCE STATUTE

     Federal law provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

RECENT LEGISLATION

     On November 12, 1999, President Clinton signed into law legislation that allows bank holding companies to engage in a wider range of non-banking activities, including greater authority to engage in securities and insurance activities. Under the Gramm-Leach-Bliley Act, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is: (1) financial in nature; (2) incidental to any such financial activity; or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Gramm-Leach-Bliley Act makes significant changes in United States banking law, principally by repealing restrictive provisions of the 1933 Glass-Steagall Act. The Gramm-Leach-Bliley Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the Federal Reserve under Section 4(c)(8) of the Bank Holding Company Act. The Gramm-Leach-Bliley Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act. We became a financial holding company in April 2000.

     National banks are also authorized by the Gramm-Leach-Bliley Act to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except: (1) insurance underwriting;
(2) real estate development or real estate investment activities, unless otherwise permitted by law; (3) insurance company portfolio investments; and (4) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized, after deducting from the bank's capital outstanding investments in financial subsidiaries. The Gramm-Leach-Bliley Act provides that state banks may invest in financial subsidiaries, assuming they have the requisite authority under applicable state law, subject to the same conditions that apply to national bank investments in financial subsidiaries.

     In addition to the Gramm-Leach Bliley Act, there have been a number of legislative and regulatory proposals that would have an impact on bank/financial holding companies and their bank and non-bank subsidiaries. It is impossible to predict whether or in what form these proposals may be adopted in the future and if adopted, what their effect will be on us.

                        DESCRIPTION OF THE SENIOR NOTES

     The senior notes are to be issued under an indenture between us and The Bank of New York, as trustee. We have summarized selected provisions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to section numbers in the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the indenture. You can obtain a copy of the indenture by following the directions under the caption "Where You Can Find More Information" beginning on page 2 of this prospectus.

GENERAL

     The senior notes will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The senior notes will bear interest at the rate per year set forth on the cover page
of this prospectus. We will pay interest on the senior notes on           and
          of each year, beginning             , 2000, to the holders registered
at the close of business on the           or           , preceding the
applicable interest payment date. Unless other arrangements are made, payments on the senior notes will be made to the depositary as described below under the caption "Global Notes; Book Entry System." The senior notes will be issued only in registered form without coupons in denominations of $1,000 and integral multiples of $1,000.

     We will maintain an office in the Borough of Manhattan, the City of New York, where the senior notes may be presented for exchange or transfer. The office initially will be located at 101 Barclay Street, New York, New York 10286, Corporate Trust Department. You will not have to pay a service charge to register the transfer or exchange of any senior notes, but we may require that you pay any applicable tax or other governmental charge. (Section 3.02)

     We will issue the senior notes in an initial aggregate principal amount of $200 million. We may at any time, without the consent of the holders of the senior notes offered by this prospectus, issue additional senior notes from the series of senior notes offered by this prospectus. Any additional senior notes will have the same ranking, interest rate, maturity date and other terms as the senior notes. Any additional senior notes, together with the senior notes offered by this prospectus, will constitute a single series of senior notes under the indenture. The indenture also does not limit our or our subsidiaries' ability to incur other debt, including debt secured by a lien on our or our subsidiaries' assets, and does not contain financial or similar restrictive covenants.

     Because we are a holding company, our right and the rights of our creditors, including holders of the senior notes, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor of that subsidiary with recognized claims. However, in the event of a liquidation or other resolution of an insured depository institution, such as our bank subsidiaries, the claims of depositors and other general or subordinate creditors are entitled to a priority payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution, holding company or any shareholder or creditor thereof. Our subsidiaries have significant outstanding long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term debt borrowings and various financial obligations.

     In addition, the indenture and the senior notes do not contain any provision that would protect the holders of the senior notes against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or other restructuring of our company or other event involving us that may adversely affect our credit quality.

REDEMPTION AND REPURCHASE

     We may not redeem the senior notes prior to maturity. However, under the circumstances described below under "Covenants -- Restrictions on Certain Dispositions of Voting Stock and Assets of CB&T and Total System," each holder will have the right to require us to purchase all or a portion of that holder's senior notes at the purchase price specified below. We will not be required to make any mandatory sinking fund payments in respect of the senior notes.

COVENANTS

     Restrictions on Certain Dispositions of Voting Stock and Assets of CB&T and Total System. Except as set forth in the next paragraph, we and CB&T may not:

     - issue, sell or distribute any shares of voting stock of CB&T or securities convertible into or exercisable for voting stock of CB&T,

     - merge or consolidate CB&T with or into any corporation, or

     - lease, sell or transfer all or substantially all of CB&T's assets to any person,

if, after giving effect to that transaction (including the conversion or exercise of securities referred to in the first bullet above), we would no longer own, directly or indirectly (1) more than 80% of the outstanding voting stock of CB&T or its successor or (2) all or substantially all of CB&T's assets. (Section 3.06)

     The indenture does not, however, prohibit the transactions referred to in the bullets in the preceding paragraph under the following circumstances:

     - if required by law; or

     - if required by law in order for us or any controlled subsidiary to acquire another banking corporation if after giving effect to that acquisition (1) we and our controlled subsidiaries would own more than 80% of the voting stock of that banking corporation after giving effect to the conversion or exercise of securities referred to in the first bullet of the preceding paragraph, (2) our consolidated net banking assets would not be decreased and (3) we or our controlled subsidiaries would still own more than 80% of the voting stock of CB&T.

     - if the issuance, sale or distribution of voting stock or securities convertible or exercisable for such voting stock, such merger or consolidation or lease, sale or transfer of assets is with or to us or one of our controlled subsidiaries (as defined below) and, in the case of a merger or consolidation, we or a controlled subsidiary are the surviving person; or

     - for the purpose of qualifying a person as a director. (Section 3.06)

     References to "controlled subsidiary" mean any subsidiary of which more than 80% of the voting power of the outstanding shares of voting stock is at the time owned, directly or indirectly, by us or by one or more of our controlled subsidiaries or by us and one or more controlled subsidiaries, after giving effect to the issuance to any person other than us or any controlled subsidiary of voting stock of the subsidiary issuable on exercise of securities convertible into or exercisable for voting stock of that subsidiary. (Section 1.01)

     The indenture also provides that we must offer to purchase all outstanding senior notes, on the terms and conditions described below, upon the occurrence of any of the following:

     - any issuance, sale or transfer of voting stock of Total System or securities convertible into or exercisable for voting stock of Total System if, after giving effect to that transaction (including the conversion or exercise of such securities), we would no longer own, directly or indirectly, more than 50% of the voting stock of Total System or its successor,

     - the merger or consolidation of Total System with any other person other than us or a controlled subsidiary if, after giving effect to that transaction, we would no longer own, directly or indirectly, more than 50% of the voting stock of Total System or its successor, or

     - the lease, sale or other disposition of all or substantially all of the assets of Total System to a person other than us or a controlled subsidiary, or an entity in which we or CB&T, after giving effect to that transaction, would own at least a majority of the voting stock. (Section 3.06)

     Within 30 days of any transaction referred to in the immediately preceding paragraph, we will notify you of our offer to purchase all outstanding senior notes at a repurchase price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to the repurchase date:

     - 100% of the principal amount of the senior notes to be repurchased, and

     - the sum of the present values of the Remaining Scheduled Payments on the senior notes, determined as described below. (Section 3.06)

     Notice of any repurchase will be mailed at least 30 days but not more than 60 days before the repurchase date to each holder of the senior notes to be repurchased.

     In determining the present values of the Remaining Scheduled Payments, we will discount those payments to the repurchase date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount
rate equal to the Treasury Rate plus      basis points.

     When we use the term "Treasury Rate," we mean with respect to any repurchase date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, we assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that repurchase date.

     When we use the term "Comparable Treasury Issue," we mean the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the senior notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the senior notes. "Quotation Agent" means each of Banc of America Securities LLC, Goldman, Sachs & Co., The Robinson-Humphrey Company, LLC and Salomon Smith Barney Inc. or their respective successors as may be appointed from time to time by the trustee after consultation with us, however, if any of the Quotation Agents cease to be a primary U.S. Government securities dealer in New York City, we shall substitute another primary U.S. Government securities dealer in New York City.

     When we use the term "Comparable Treasury Price," we mean (1) the arithmetic average of the Reference Treasury Dealer Quotations for the repurchase date after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the arithmetic average of all Quotations for that repurchase date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any repurchase date, the arithmetic average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such repurchase date. When we use the term "Reference Treasury Dealer," we mean each of Banc of America Securities LLC, Goldman, Sachs & Co., The Robinson-Humphrey Company, LLC and Salomon Smith Barney Inc. and their respective successors and any other primary U.S. Government securities dealer in New York City selected by the trustee after consultation with us.

     When we use the term "Remaining Scheduled Payments," we mean with respect to any senior note, the remaining scheduled payments of principal and interest that would be due after the repurchase date but for such repurchase. However, if the repurchase date is not an interest payment date with respect to such senior note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued to the repurchase date.

     We will comply with the requirements of Section 14(e) under the Securities and Exchange Act of 1934 and all other applicable securities laws and regulations in connection with any such offer to purchase the senior notes. Upon receipt of the offer to purchase, holders of senior notes may elect to tender their senior notes in whole or in part in integral multiples of $1,000 in exchange for cash. (Section 3.06)

     Restrictions on Liens on Voting Stock of CB&T and Total System. The indenture provides that we will not create, assume, incur or suffer to exist any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of CB&T or Total System, directly or indirectly, if, treating the pledge, encumbrance or lien as a transfer to a third party, and after giving effect to any potential dilution referred to under "Restrictions on Some Dispositions of Voting Stock and Assets of CB&T and Total System," we would no longer own, directly or indirectly, more than 80% of the shares of voting stock of CB&T and more than 50% of the voting stock of Total System. (Section 3.07)

EVENTS OF DEFAULT, NOTICE AND WAIVER

     An event of default is defined in the indenture as:

     - a default for 30 days in the payment of interest upon the senior notes;

     - a default in the payment of the principal of the senior notes;

     - a default or event of default under any instrument under which there may be issued or borrowed, or by which there may be secured or evidenced, any indebtedness of ours or any of our subsidiaries (other than obligations in respect of deposits by our or our subsidiaries' customers in the ordinary course of business, the senior notes or indebtedness of any subsidiary owing to us or to another subsidiary) occurs and more than $5,000,000 of that indebtedness has become due and payable or has been accelerated, and that indebtedness or acceleration is not discharged or rescinded within 30 days after notice by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior notes;

     - one or more final judgments or orders for the payment of money in excess of $5,000,000 are entered against us, CB&T or Total System and within 90 days of entry of the judgment or order are not discharged or the execution of the judgment or order is not stayed pending appeal, or within 90 days after the expiration of the stay the judgments or orders are not discharged;

     - a default in the observance or performance of any other covenant in the indenture or senior notes for 90 days after notice by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior notes; or

     - certain events of bankruptcy, insolvency or reorganization of us, CB&T or Total System. (Section 4.01)

     If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior notes may declare the principal of the senior notes to be immediately due and payable. (Section 4.01). The indenture provides that the trustee, within 90 days of the occurrence of a default, will mail to the holders of the senior notes notice of all defaults known to it that have not been cured or waived; provided that, except in the case of default in the payment of principal of or interest on the senior notes, the trustee may withhold notice if it determines in good faith that withholding the notice is in the interest of the holders of the senior notes.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee does not have to exercise any of the rights or powers under the indenture at the request, order or direction of any of the holders of the senior notes, unless those holders offer the trustee reasonable security or indemnity. (Section). Subject to limitations contained in the indenture (including that the trustee will not be exposed to personal liability), the holders of a majority in aggregate principal amount of the outstanding senior notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or to exercise any trust or power conferred on the trustee. (Section 4.07)

     No holder of any senior note will have any right to institute any proceeding regarding the indenture or for any remedy under the indenture, unless that holder previously has given the trustee written notice of a continuing event of default and unless the holders of not less than 25% in aggregate principal amount of the outstanding senior notes have made written request, and offered reasonable security or indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding senior notes a direction inconsistent with that request and has failed to institute the proceeding within 60 days. (Section 4.04). The holder of any senior note, however, will have an absolute right to receive payment of the principal of and interest on that senior note on or after the due dates expressed in the senior note and to institute suit for the enforcement of any such payment. (Section 4.04)

     Under the indenture, we must furnish the trustee annually a statement regarding performance of our obligations under the indenture and as to any default in such performance. (Section 3.04)

MODIFICATION OF INDENTURE; WAIVER OF COVENANTS

     We and the trustee may modify the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding senior notes. However, without the consent of the holder of each senior note affected, we may not:

     - change the stated maturity date of the principal of or interest on any senior note;

     - reduce the principal amount of or interest on any senior note;

     - change the place of payment of principal or interest on any senior note;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any senior note; or

     - reduce the percentage in principal amount of outstanding senior notes that is required for the consent of the holders in order to modify or amend the indenture or to waive compliance with some provisions of the indenture or to waive some defaults.

     Prior to any acceleration of the senior notes upon the occurrence of an event of default, the holders of a majority in aggregate principal amount of the outstanding senior notes may waive any past default or event of default, except a default under a covenant that cannot be modified without the consent of each holder of a senior note that would be affected. (Section 4.07)

CONSOLIDATION, MERGER, SALE AND TRANSFER OR LEASE OF ASSETS

     We may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     - the successor is organized under the laws of any domestic jurisdiction and assumes our obligations on the senior notes and under the indenture;

     - after giving effect to the transaction, no event of default and no event that, after notice or lapse of time, would become an event of default, has occurred and is continuing; and

     - other conditions described in the indenture are met. (Section 9.01)

In that event, the successor will be substituted for us and, except in the case of a lease, we will have no further obligation under the senior notes or the indenture. (Section 9.02)

THE TRUSTEE

     The Bank of New York will act as trustee under the indenture. Notices to the trustee should be directed to Corporate Trust Division, The Bank of New York, 10161 Centurion Parkway, Jacksonville, Florida 32256. The trustee also will act as note registrar, paying agent and authenticating agent under the indenture. The trustee may resign or be removed under circumstances described in the indenture and we may appoint a successor trustee to act in connection with the senior notes. Any action described in this prospectus to be taken by the trustee may then be taken by the successor trustee.

     We will have no material relationship with the trustee other than as trustee. We and our banking affiliates and nonbank subsidiaries may transact business with the trustee and its affiliates in the ordinary course.

     The indenture, under the Trust Indenture Act of 1939, as amended, is deemed to contain some limitations on the right of the trustee, as a creditor of ours, to obtain payment of claims in some cases or to realize on some property received regarding any such claim, as security or otherwise. The trustee will be permitted to engage in transactions with us. The occurrence of a default under the indenture could create a conflicting interest for the trustee under the Trust Indenture Act. If the default has not been cured or waived within 90 days after the trustee has or acquires a conflicting interest, the trustee generally is required by the Trust Indenture Act to eliminate the conflicting interest or resign as trustee for the senior notes. In the event of the trustee's resignation, we promptly will appoint a successor trustee for the affected securities.

GOVERNING LAW

     The indenture and the senior notes will be governed by, and construed in accordance with, the laws of the State of New York.

BOOK ENTRY SYSTEM

     We will issue the senior notes in the form of one or more fully registered global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as DTC. DTC will act as depositary. The senior notes will be registered in the name of DTC or its nominee.

     Ownership of beneficial interests in a global note will be limited to DTC participants and to persons that may hold interests through institutions that have accounts with DTC, which we refer to as the participants. Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the senior notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

     DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC's participants include:

     - securities brokers and dealers (including the underwriters);

     - banks;

     - trust companies;

     - clearing corporations; and

     - other organizations (some of which, and/or their representatives, own
       DTC).

Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC's book-entry system.

     Principal and interest payments on the senior notes represented by a global note will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the senior notes represented by the global note for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

     - any aspect of DTC's records relating to, or payments made on account of, beneficial ownership interests in a senior note represented by a global note;

     - any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global note held through those participants; or

     - the maintenance, supervision or review of any of DTC's records relating to those beneficial ownership interests.

     DTC has advised us that upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global note as shown on DTC's records. The underwriters will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of those participants.

     A global note can only be transferred:

     - as a whole by DTC to one of its nominees;

     - as a whole by a nominee of DTC to DTC or another nominee of DTC; or

     - as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of that successor.

     Senior notes represented by a global note can be exchanged for definitive senior notes in registered form only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for that global note;

     - at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934;

     - we in our sole discretion determine that the global note will be exchangeable for definitive senior notes in registered form and notify the trustee of our decision; or

     - an event of default with respect to the senior notes represented by that global note has occurred and is continuing.

A global note that can be exchanged under the preceding sentence will be exchanged for definitive senior notes that are issued in authorized denominations in registered form for the same aggregate amount. Those definitive senior notes will be registered in the names of the owners of the beneficial interests in the global note as directed by DTC.

     Except as provided above, (1) owners of beneficial interests in such global note will not be entitled to receive physical delivery of senior notes in definitive form and will not be considered the holders of the senior notes for any purpose under the indenture and (2) no senior notes represented by a global note will be exchangeable. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC (and if that person is not a participant, on the procedures of the participant through which that person owns its interest) to exercise any rights of a holder under the indenture or that global note. The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a global note.

     We understand that under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take that action and (2) those participants would authorize the beneficial owners owning through those participants to take that action or would otherwise act on the instructions of beneficial owners owning through them.

     DTC has provided the following information to us. DTC is:

     - a limited-purpose trust company organized under the laws of the State of New York;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the Securities Exchange Act of 1934.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase from us, the principal amount of the senior notes set forth opposite its name below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the senior notes if any are purchased.

                                                              PRINCIPAL
                                                               AMOUNT
                        UNDERWRITERS                          OF NOTES
                        ------------                          ---------
Banc of America Securities LLC..............................   $
Goldman, Sachs & Co.........................................
The Robinson-Humphrey Company, LLC..........................
Salomon Smith Barney Inc....................................
                                                               -------
          Total.............................................   $
                                                               =======

     The underwriters propose to offer the senior notes to the public at the public offering price set forth on the cover page of this prospectus and to
dealers at that price less a concession of no more than .     % of the principal
amount of the senior notes. The underwriters may allow, and the dealers may
reallow, a discount of no more than .     % of the principal amount of the
senior notes to other dealers. The public offering price, concession and discount may be changed after the offering to the public of the senior notes.

     The senior notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the senior notes on any national securities exchange or for quotation of the senior notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the senior notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the senior notes or that a public trading market for the senior notes will develop. If no active public trading market develops, the market price and liquidity of the senior notes may be adversely affected. If the senior notes are traded, they may trade at a discount from their initial offering price, depending on, among other things, prevailing interest rates, the market for similar securities and our financial performance.

     We have agreed to indemnify the underwriters against or to contribute to payments that the underwriters may be required to make in connection with some liabilities, including liabilities under the Securities Act of 1933.

     The underwriters, as well as dealers and agents, may purchase and sell senior notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids and purchases made to prevent or slow a decline in the market price of the senior notes. Syndicate short positions arise when the underwriters or agents sell more senior notes than we are required to sell to them in the offering. The underwriters may also impose penalty bids whereby the underwriting syndicate may reclaim selling concessions allowed either syndicate members or broker dealers who sell senior notes in the offering for their own account if the syndicate repurchases the senior notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the senior notes, which may be higher as a result of these activities than it might otherwise be in the open market. These activities, if commenced, may be discontinued at any time without notice.

     We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the senior notes. In addition, we and the underwriters make no representation that the underwriters will engage in those types of transactions or that those transactions, once commenced, will not be discontinued without notice.

     The underwriters and some of their affiliates have provided, and may continue to provide, investment banking, financial advisory, commercial banking and other services to us and have received, and may continue to receive, customary fees in connection with those services. Bank of America, N.A., an affiliate of one of the underwriters, is the lender under our credit facility. We will use a portion of the net proceeds from this offering to repay all borrowings outstanding under our credit facility. See "Use of Proceeds." In addition, Bank of America Corporation, a customer of Total System, accounted for 16% of Total System's total revenues for the year ended December 31, 1999.

     In addition to the underwriting discount discussed above, we estimate that we will spend approximately $500,000 for expenses in connection with this offering.

     This prospectus may be used by our broker-dealer subsidiary, Synovus Securities, Inc., in connection with offers and sales of the senior notes in transactions at negotiated prices related to prevailing market prices at the time of sale. Synovus Securities, Inc. will act as agent in such transactions.

                                 LEGAL MATTERS

     Certain legal matters with respect to the senior notes will be passed upon for us by G. Sanders Griffith, III, Senior Executive Vice President and General Counsel. The validity of the senior notes will be passed upon for us by King & Spalding, and certain legal matters with respect to the senior notes will be passed upon for the underwriters by Moore & Van Allen PLLC.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of KPMG LLP, independent public accountants, given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
December   , 2000

                                  $200,000,000
                            SYNOVUS FINANCIAL CORP.
                                % Senior Notes Due 2005

                          ---------------------------

                                   Prospectus
                          ---------------------------

                         BANC OF AMERICA SECURITIES LLC
                              GOLDMAN, SACHS & CO.
                         THE ROBINSON-HUMPHREY COMPANY
                              SALOMON SMITH BARNEY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses in connection with the issuance and distribution of the debt securities being registered, other than underwriting compensation, are as follows:

Securities and Exchange Commission registration fee.........  $ 52,800
Attorneys' fees and expenses................................   175,000
Accounting fees and expenses................................    40,000
Printing and engraving expenses.............................    75,000
Fees of indenture trustees..................................     5,000
Trustee fees................................................    10,000
Rating Agency fees..........................................   130,000
Miscellaneous expenses......................................    12,200
                                                              --------
          Total.............................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of Section 14-2-851 of the Georgia Business Corporation Code, which we refer to as the Code, provides that a corporation may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if such individual conducted himself or herself in good faith and such individual reasonably believed, in the case of conduct in an official capacity, that such conduct was in the best interests of the corporation and, in all other cases, that such conduct was at least not opposed to the best interests of the corporation and, in the case of any criminal proceeding, such individual had no reasonable cause to believe such conduct was unlawful. Subsection (d) of Section 14-2-851 of the Code provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred if it is determined that the director has met the relevant standard of conduct, or in connection with any proceeding with respect to conduct under Section 14-2-851 of the Code for which he was adjudged liable on the basis that personal benefit was improperly received by him. Notwithstanding the foregoing, pursuant to Section 14-2-854 of the Code a court may order a corporation to indemnify a director or advance expenses if such court determines that the director is entitled to indemnification under the Code or that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such director met the standard of conduct set forth in subsections (a) and (b) of Section 14-2-851 of the Code, failed to comply with Section 14-2-853 of the Code or was adjudged liable as described in paragraph (1) or (2) of subsection (d) of Section 14-2-851 of the Code.

     Section 14-2-852 of the Code provides that to the extent that a director has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, because he or she is or was a director of the corporation, the corporation shall indemnify the director against reasonable expenses incurred by the director in connection therewith.

     Section 14-2-857 of the Code provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director and if he or she is not a director to such further extent as may be provided in its articles of incorporation, bylaws, action of its board of directors or contract except for liability arising out of conduct specified in
Section 14-2-857(a)(2) of the Code. Section 14-2-857 of the Code also provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 and is entitled to apply for court ordered indemnification or advances for expenses under Section 14-2-854, in each case to the same extent as a director. In addition, Section 14-2-857 provides that a corporation may also indemnify and advance expenses to an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its Articles of Incorporation, bylaws, action of its board of directors or contract.

     In accordance with Article VIII of our company bylaws, every person who is or was (and the heirs and personal representatives of such person) a director, officer, employee or agent of the Company shall be indemnified and held harmless by us from and against the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefits plan), and reasonable expenses (including attorneys' fees and disbursements) that may be imposed upon or incurred by him or her in connection with or resulting from any threatened, pending, or completed, action, suit, or proceeding, whether civil, criminal, administrative, investigative, formal or informal, in which he or she is, or is threatened to be made, a named defendant or respondent: (a) because he or she is or was a director, officer, employee, or agent of our company; (b) because he or she or is or was serving at our request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; or (c) because he or she is or was serving as an employee of the corporation who was employed to render professional services as a lawyer or accountant to the corporation; regardless of whether such person is acting in such a capacity at the time such obligation shall have been imposed or incurred, if (1) such person acted in a manner he or she believed in good faith to be in or not opposed to the best interest of such corporation, and, with respect to any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful or (2), with respect to an employee benefit plan, such person believed in good faith that his or her conduct was in the interests of the participants in and beneficiaries of the plan.

     Pursuant to Article VIII of our bylaws, reasonable expenses incurred in any proceeding shall be paid by us in advance of the final disposition of such proceeding if authorized by the board of directors in the specific case, or if authorized in accordance with procedures adopted by the board of directors, upon receipt of a written undertaking executed personally by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us, and a written affirmation of his or her good faith belief that he or she has met the standard of conduct required for indemnification.

     The foregoing rights of indemnification and advancement of expenses are not intended to be exclusive of any other right to which those indemnified may be entitled, and we have reserved the right to provide additional indemnity and rights to our directors, officers, employees or agents to the extent they are consistent with law.

     We carry insurance for the purpose of providing indemnification to our directors and officers. Such policy provides for indemnification for losses and expenses we might incur to our directors and officers for successful defense of claims alleging negligent acts, errors, omissions or breach of duty while acting in their capacity as directors or officers and indemnification of our directors and officers for losses and expense upon the unsuccessful defense of such claims.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, which we refer to as the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1.1*   --   Form of Underwriting Agreement between Synovus Financial
               Corp. and Banc of America Securities LLC on behalf of the
               underwriters dated December   , 2000.
   4.1*   --   Form of Indenture between Synovus Financial Corp. and The
               Bank of New York dated December   , 2000.
   4.2*   --   Form of Senior Note (included in Exhibit 4.1).
   5.1    --   Opinion of King & Spalding.
  12.1    --   Statement setting forth computation of ratio of earnings to fixed charges.
  23.1    --   Consent of KPMG LLP.
  23.2    --   Consent of King & Spalding (included in Exhibit 5.1).
  25.1    --   Statement of eligibility of The Bank of New York, as trustee on Form T-1.

---------------

* to be filed by amendment

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume or price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Georgia, on the 9th day of November, 2000.

                                          SYNOVUS FINANCIAL CORP.
                                          (Registrant)

                                          By:      /s/ JAMES H. BLANCHARD
                                            ------------------------------------
                                                     James H. Blanchard
                                                   Chairman of the Board
                                              and Principal Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James H. Blanchard, James D. Yancey and Richard
E. Anthony, and each of them, his or her true and lawful attorney(s)-in-fact and agent(s), with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or their substitute(s), may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----

               /s/ WILLIAM B. TURNER                 Director and Chairman            November 9, 2000
---------------------------------------------------    of the Executive Committee
                 William B. Turner

              /s/ JAMES H. BLANCHARD                 Chairman of the Board            November 9, 2000
---------------------------------------------------    and Principal Executive
                James H. Blanchard                     Officer

                /s/ JAMES D. YANCEY                  President and Director           November 9, 2000
---------------------------------------------------
                  James D. Yancey

              /s/ RICHARD E. ANTHONY                 Vice Chairman of the Board       November 9, 2000
---------------------------------------------------
                Richard E. Anthony

                                                     Vice Chairman of the Board       November  , 2000
---------------------------------------------------
               Walter M. Deriso, Jr.

              /s/ THOMAS J. PRESCOTT                 Executive Vice President         November 9, 2000
---------------------------------------------------    Treasurer and Principal
                Thomas J. Prescott                     Accounting and Financial
                                                       Officer

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----

                /s/ JOE E. BEVERLY                   Director                         November 9, 2000
---------------------------------------------------
                  Joe E. Beverly

              /s/ RICHARD Y. BRADLEY                 Director                         November 9, 2000
---------------------------------------------------
                Richard Y. Bradley

                /s/ C. EDWARD FLOYD                  Director                         November 9, 2000
---------------------------------------------------
                  C. Edward Floyd

            /s/ GARDINER W. GARRAD, JR.              Director                         November 9, 2000
---------------------------------------------------
              Gardiner W. Garrad, Jr.

             /s/ V. NATHANIEL HANSFORD               Director                         November 9, 2000
---------------------------------------------------
               V. Nathaniel Hansford

              /s/ JOHN P. ILLGES, III                Director                         November 9, 2000
---------------------------------------------------
                John P. Illges, III

               /s/ MASON H. LAMPTON                  Director                         November 9, 2000
---------------------------------------------------
                 Mason H. Lampton

               /s/ ELIZABETH C. OGIE                 Director                         November 9, 2000
---------------------------------------------------
                 Elizabeth C. Ogie

                 /s/ H. LYNN PAGE                    Director                         November 9, 2000
---------------------------------------------------
                   H. Lynn Page

             /s/ ROBERT V. ROYALL, JR.               Director                         November 9, 2000
---------------------------------------------------
               Robert V. Royall, Jr.

                /s/ MELVIN T. STITH                  Director                         November 9, 2000
---------------------------------------------------
                  Melvin T. Stith

                                       S-2